July 11, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:                    Jeffrey Riedler

Re:                             Mirati Therapeutics, Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form 10

File No. 001-35921

Dear Mr. Riedler:

The undersigned registrant respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form 10 (the “Registration Statement”) so that it will be declared effective at 4:00 p.m. Eastern Time on July 12, 2013 or as soon thereafter as is practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reason for this request is that Mirati Therapeutics, Inc. has received listing approval to trade its shares of Common Stock on The NASDAQ Capital Market and wishes to begin trading its shares of Common Stock as soon as possible.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i)                                     should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Registration Statement; and

(iii)                               the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John T. McKenna at 650-843-5059 or Kristin VanderPas at 858-550-6187 of Cooley LLP.

[Signature Page Follows]

Very truly yours,

MIRATI THERAPEUTICS, INC.

By:	/s/ Mark J. Gergen
Mark J. Gergen
Executive Vice President and Chief Operating Officer

cc:	John T. McKenna, Cooley LLP
Kristin VanderPas, Cooley LLP